LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.
BLVD. MANUEL AVILA CAMACHO 24 – PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

May 1, 2004

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the forth quarter of 2003, provided to the Mexican Stock Exchange (the "BMV").

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the following information made public to investors through EMISNET, an electronic financial information system of the BMV:

1. Information regarding movements in Series A Shares dated November 4, 2003;
2. Information regarding movements in Series L Shares dated November 5, 2003;
3. Information regarding movement of shares dated December 26, 2003; and
4. Information regarding movement of Series A and L shares dated December 29, 2003.

dw 5/14

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Matthew F. Wilhoit

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

BLVD. MANUEL AVILA CAMACHO 24 – PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

May 1, 2004

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the forth quarter of 2003, provided to the Mexican Stock Exchange (the "BMV").

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the following information made public to investors through EMISNET, an electronic financial information system of the BMV:

1. Information regarding movements in Series A Shares dated November 4, 2003;
2. Information regarding movements in Series L Shares dated November 5, 2003;
3. Information regarding movement of shares dated December 26, 2003; and
4. Information regarding movement of Series A and L shares dated December 29, 2003.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Matthew F. Wilhoit

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

(A)

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
TO DECEMBER 31st, 2003 AND 2002

(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**TOTAL ASSETS**	10,044,656	**100**	10,044,656	**100**
2	**CURRENT ASSETS**	**1,140,782**	**11**	**1,262,864**	**12**
3	TEMP. CASH AND INVESTMENTS	221,028	2	264,955	3
4	CLIENTS & DOCUMENTS COLLECT. (NET)	575,712	6	489,528	5
5	OTHER ACCOUNTS & DOC. COLLECT. (NET)	298,900	3	413,542	4
6		0	0	0	0
7	OTHER ASSETS	45,142	0	94,839	1
8	**LONG TERM**	**288,834**	**3**	**250,776**	**2**
9	ACCOUNTS & DOC. COLLECTIBLE (NET)	180,159	2	107,826	1
10	INVESTMENTS IN SHARES OF ASSOCIATED SUBSIDIARIES NOT CONSOLIDATED	27,823	0	43,208	0
11	OTHER INVESTMENTS	80,852	1	99,742	1
12	**REAL ESTATE, PLANT & EQUIPMENT (NET)**	**7,564,100**	**75**	**8,075,848**	**77**
13	REAL ESTATE	9,080,866	90	9,346,091	89
14	MACHINERY AND EQUIPMENT	1,586,372	16	1,720,530	16
15	OTHER EQUIPMENT	0	0	0	0
16	DEPRECIATION	3,226,235	32	3,071,487	29
17	CONSTRUCTIONS IN	123,097	1	80,714	1
18	**DEFERRED ASSETS (NET)**	**1,050,940**	**10**	**873,462**	**8**
19	**OTHER ASSETS**	0	**0**	0	**0**
20	**TOTAL LIABILITIES**	5,875,281	**100**	6,097,427	**100**
21	**CURRENT LIABILITIES**	**1,347,359**	**23**	**1,569,844**	**26**
22	SUPPLIERS	437,138	7	381,084	6
23	BANK CREDITS	316,427	5	755,062	12
24	STOCK EXCHANGE CREDITS	233,189	4	0	0
25	TAXES FOR	0	0	0	0
26	OTHER LIABILITIES	360,605	6	433,698	7
27	**LONG TERM LIABILITIES**	**3,312,979**	**56**	**3,227,720**	**53**
28	BANK CREDITS	1,616,872	28	2,475,321	41
29	STOCK EXCHANGE CREDITS	1,696,107	29	752,399	12
30	OTHER CREDITS	0	0	0	0
31	**DEFERRED CREDITS**	**1,128,656**	**19**	**1,226,928**	**20**
32	**OTHER LIABILITIES**	**86,287**	**1**	**72,935**	**1**

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
TO DECEMBER 31st, 2003 AND 2002
(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
33	**SHAREHOLDERS' EQUITY**	4,169,375	**100**	4,365,523	**100**
34	**MINORITY PARTICIPATION**	1,131,586	**27**	1,137,804	**26**
35	MAJORITY SHAREHOLDERS' EQUITY	3,037,789	**73**	3,227,719	**74**
36	**CONTRIBUTED CAPITAL**	2,229,801	**53**	2,278,802	**52**
37	PAID CAPITAL STOCK	490,656	12	498,769	11
38	UPDATING OF CAPITAL STOCK	1,436,705	34	1,436,889	33
39	BONUS ON SALE OF	161,439	4	202,143	5
40	PROVISION FOR FUTURE INCREASES OF	141,001	3	141,001	3
41	**CAPITAL GAINED (LOST)**	807,988	**19**	948,917	**22**
42	CUMULATIVE RESULTS & RESERVE	1,293,825	31	1,257,262	29
43	RESERVE FOR REPURCHASE	141,402	3	146,231	3
44	EXCESS (SHORTAGE) IN UPDATING SHAREHOLDERS' EQUITY	(749,427)	(18)	(511,298)	(12)
45	**NET RESULT OF THE EXERCISE**	122,188	**3**	56,722	**1**

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, MAY 0 6 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
3	**TEMP. INVESTMENTS AND CASH**	221,028	100	264,955	100
46	CASH	123,254	56	71,388	27
47	INVESTMENTS	97,774	44	193,567	73
18	**DEFERRED CHARGES**	1,050,940	100	873,462	100
48	AMORTIZABLE EXPENSES	198,277	19	231,140	26
49	MERCANTILE CREDIT	142,986	14	121,657	14
50	DEFERRED TAXES	0	0	0	0
51	OTHER	709,677	68	520,665	60
21	**CURRENT LIABILITIES**	1,347,359	100	1,569,844	100
52	LIABILITY IN CURRENCY	438,770	33	874,354	56
53	LIABILITY IN CURRENCY	908,589	67	695,490	44
24	**SHORT TERM STOCK EXCHANGE CREDITS**	233,189	100	0	0
54	COMMERCIAL PAPER	233,189	100	0	0
55	**MEDIUM TERM PROMISSORY NOTE**	0	0	0	0
56	CURRENT PORTION OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	360,605	100	433,698	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	360,605	100	433,698	100
27	**LONG TERM LIABILITIES**	3,312,979	100	3,227,720	100
59	LIABILITY IN CURRENCY	1,479,626	45	2,093,151	65
60	LIABILITY IN CURRENCY	1,833,353	55	1,134,569	35
29	**LONG TERM STOCK EXCHANGE CREDITS**	1,696,107	100	752,399	100
61	DEBENTURES	0	0	0	0
62	MEDIUM TERM PROMISSORY NOTE	1,696,107	100	752,399	100
30	**OTHER CREDITS**	0	0	0	0
63	OTHER CREDITS WITH	0	0	0	0
64	OTHER CREDITS WITHOUT	0	0	0	0

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
31	**DEFERRED CREDITS**	**1,128,656**	**100**	**1,226,928**	**100**
65	MERCANTILE CREDIT	8,510	1	6,899	1
66	DEFERRED TAXES	1,094,433	97	1,200,019	98
67	OTHER	25,713	2	20,010	2
32	**OTHER LIABILITIES**	**86,287**	**100**	**72,935**	**100**
68	RESERVES	86,287	100	72,935	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTAGE) IN UPDATING THE SHAREHOLDERS' EQUITY**	**(749,427)**	**100**	**(511,298)**	**100**
70	CUMULATIVE RESULT BY POSITION	(5,521,645)	(737)	(5,382,313)	(1,053)
71	**RESULT BY HOLDING ASSETS**	**4,772,218**	**637**	**4,871,015**	**953**

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF RESULTS
FROM JANUARY 1st TO DECEMBER 31st, 2003 AND 2002
(Thousands of Pesos)

Final Report

REF R	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**NET SALES**	**3,916,092**	**100**	**3,900,472**	**100**
2	COST OF	2,896,668	74	2,876,350	74
3	**GROSS RESULT**	**1,019,424**	**26**	**1,024,122**	**26**
4	EXPENSES OF	479,002	12	436,997	11
5	**RESULT OF OPERATION**	**540,422**	**14**	**587,125**	**15**
6	INTEGRAL FINANCING COST	286,115	7	411,790	11
7	**RESULT AFTER INTEGRAL FINANCING COST**	**254,307**	**6**	**175,335**	**4**
8	OTHER FINANCING OPERATIONS	67,965	2	67,834	2
9	**RESULT BEFORE TAXES AND P.T.U.**	**186,342**	**5**	**107,501**	**3**
10	PROVISION FOR TAXES AND	37,739	1	35,550	1
11	**NET RESULT AFTER TAXES AND P.T.U.**	**148,603**	**4**	**71,951**	**2**
12	PARTICIPATION IN THE RESULTS OF AND NON-CONSOLIDATED ASSOCIATED	1,732	0	1,738	0
13	**NET RESULT BY CONTINUOUS OPERATIONS**	**150,335**	**4**	**73,709**	**2**
14	RESULT BY OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ENTRIES**	**150,335**	**4**	**73,709**	**2**
16	EXTRAORDINARY EXPENSE (INCOME) ENTRIES	0	0	0	0
17	EFFECT AT BEGINNING OF EXERCISE DUE TO CHANGES IN ACCOUNTING PRINCIPLES (NET)	5,002	0	0	0
18	**NET RESULT**	**145,333**	**4**	**73,709**	**2**
19	**MINORITY PARTICIPATION**	**23,145**	**1**	**16,987**	**0**
20	**MAJORITY NET RESULT**	**122,188**	**3**	**56,722**	**1**

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF RESULTS
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF R	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**NET SALES**	**3,916,092**	**100**	**3,900,472**	**100**
21	MEXICAN	3,366,191	86	3,268,811	84
22	FOREIGN	549,901	14	631,661	16
23	CONVERSION IN DOLLARS	52,676	1	60,508	2
6	**INTEGRAL FINANCING COST**	**286,115**	**100**	**411,790**	**100**
24	INTERESTS	301,180	105	331,985	81
25	LOSS IN EXCHANGE	426,155	149	728,675	177
26	INTERESTS	6,522	2	10,768	3
27	PROFITS IN EXCHANGE	297,613	104	443,057	108
28	RESULT BY POSITION	(139,512)	(49)	(205,333)	(50)
42	LOSS IN UPDATING UDI'S	2,427	1	10,308	3
43	PROFIT IN UPDATING UDI'S	0	0	0	0
8	**OTHER FINANCING OPERATIONS**	**67,965**	**100**	**67,834**	**100**
29	OTHER EXPENSES AND PRODUCTS	67,965	100	67,834	100
30	LOSS (PROFIT) IN SALE OF SHARES	0	0	0	0
31	LOSS (PROFIT) IN SALE OF TEMPORARY	0	0	0	0
10	**PROVISION FOR TAXES AND P.T.U.**	**37,739**	**100**	**35,550**	**100**
32	INCOME TAX (I.S.R.)	80,603	214	68,638	193
33	DEFERRED INCOME TAX (I.S.R.)	(42,864)	(114)	(33,088)	(93)
34	P.T.U.	0	0	0	0
35	DEFERRED P.T.U.	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF RESULTS
OTHER CONCEPTS OF RESULTS
(Thousands of Pesos)

Final Report

REF R	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
36	TOTAL SALES	3,959,071	3,948,015
37	FISCAL RESULTS OF	0	0
38	NET SALES (**)	3,916,092	3,900,472
39	RESULT OF OPERATION	540,422	587,125
40	MAJORITY NET RESULT	122,188	56,722
41	NET RESULT (**)	145,333	73,709

(**) INFORMATION FOR THE LAST TWELVE MONTHS

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

TRIMESTER STATEMENT OF RESULTS

FROM OCTOBER 1st TO DECEMBER 31st, 2003 AND 2002

(Thousands of Pesos)

Final Report

REF RT	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**NET SALES**	**969,605**	**100**	**955,138**	**100**
2	COST OF	729,266	75	705,339	74
3	**GROSS RESULT**	**240,339**	**25**	**249,799**	**26**
4	EXPENSES OF	117,391	12	132,994	14
5	**RESULT OF OPERATION**	**122,948**	**13**	**116,805**	**12**
6	INTEGRAL FINANCING COST	65,972	7	64,287	7
7	**RESULT AFTER INTEGRAL FINANCING COST**	**56,976**	**6**	**175,335**	**5**
8	OTHER FINANCING OPERATIONS	32,218	3	52,518	1
9	**RESULT BEFORE TAXES AND P.T.U.**	**24,758**	**3**	**6,113**	**5**
10	PROVISION FOR TAXES AND	2,996	0	46,405	0
11	**NET RESULT AFTER TAXES AND P.T.U.**	**21,762**	**2**	**1,285**	**5**
12	PARTICIPATION IN THE RESULTS OF AND NON-CONSOLIDATED ASSOCIATED	676	0	448	0
13	**NET RESULT BY CONTINUOUS OPERATIONS**	**22,438**	**2**	**45,568**	**5**
14	RESULT BY OPERATIONS (NET)	5,174	1	6	0
15	**NET RESULT BEFORE EXTRAORDINARY ENTRIES**	**17,264**	**2**	**45,562**	**5**
16	EXTRAORDINARY EXPENSE (INCOME) ENTRIES	0	0	0	0
17	EFFECT AT BEGINNING OF EXERCISE DUE TO CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**17,264**	**2**	**45,562**	**5**
19	**MINORITY PARTICIPATION**	**3,528**		**(14,389)**	**(2)**
20	**MAJORITY NET RESULT**	**13,736**	**1**	**59,951**	**6**

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
TRIMESTER STATEMENT OF RESULTS
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF	CONCEPTS	TRIMESTER CURRENT YEAR		TRIMESTER PREVIOUS YEAR	
RT		AMOUNT	%	AMOUNT	%
1	**NET SALES**	**969,605**	**100**	**955,138**	**100**
21	MEXICAN	841,267	87	797,594	84
22	FOREIGN	128,338	13	157,544	16
23	CONVERSION IN DOLLARS	11,423	1	15,386	2
6	**INTEGRAL FINANCING COST**	**65,972**	**100**	**64,287**	**100**
24	INTERESTS	74,158	112	79,448	124
25	LOSS IN EXCHANGE	138,417	210	126,139	196
26	INTERESTS	2,435	4	3,115	5
27	PROFITS IN EXCHANGE	83,853	127	69,343	108
28	RESULT BY POSITION	(60,315)	(91)	(68,842)	(107)
42	LOSS IN UPDATING UDI'S	0	0	0	0
43	PROFIT IN UPDATING UDI'S	0	0	0	0
8	**OTHER FINANCING OPERATIONS**	**32,218**	**100**	**6,113**	**100**
29	OTHER EXPENSES AND PRODUCTS	**32,218**	**100**	**6,113**	100
30	LOSS (PROFIT) IN SALE OF SHARES	0	0	0	0
31	LOSS (PROFIT) IN SALE OF TEMPORARY	0	0	0	0
10	**PROVISION FOR TAXES AND P.T.U.**	**2,996**	**100**	**1,285**	**100**
32	INCOME TAX (I.S.R.)	21,604	721	18,246	1,420
33	DEFERRED INCOME TAX (I.S.R.)	(18,608)	(621)	(16,961)	(1,320)
34	P.T.U.	0	0	0	0
35	DEFERRED P.T.U.	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

PERITO TRADUCTOR AUTORIZADO
WILLY DE WINTER

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF CHANGES IN THE FINANCIAL SITUATION

FROM JANUARY 1st TO DECEMBER 31st, 2003 AND 2002

(Thousands of Pesos)

Final Report

REF C	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
1	NET RESULT	145,333	73,709
2	+ (-) ENTRIES APPLIED TO RESULTS THAT DO NOT REQUIRE THE USE OF RESOURCES	462,267	414,316
3	FLOW DERIVED FROM THE NET RESULT OF THE EXERCISE	607,600	488,025
4	FLOW DERIVED FROM CHANGES IN THE WORKING CAPITAL	(30,698)	128,329
5	RESOURCES GENERATED (USED) BY THE OPERATION	576,902	616,354
6	FLOW DERIVED BY OTHER FINANCING (NOT ITS OWN)	(122,205)	(73,779)
7	FLOW DERIVED FROM ITS OWN FINANCING	(109,130)	1,025
8	RESOURCES GENERATED (USED) THROUGH FINANCING	(231,335)	(72,754)
9	RESOURCES GENERATED (USED) IN INVESTMENT ACTIVITIES	(389,495)	(476,612)
10	NET INCREASE (DECREASE) IN CASH OF TEMPORARY INVESTMENTS	(43,928)	66,988
11	TEMPORARY INVESTMENTS AND CASH AT THE BEGINNING OF THE TERM	264,956	197,967
12	TEMPORARY INVESTMENTS AND CASH AT THE END OF THE TERM	221,028	264,955

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF C	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
2	+ (-) ENTRIES APPLIED TO RESULTS THAT DO NOT REQUIRE THE USE OF RESOURCES	462,267	414,316
13	+ DEPRECIATION AND AMORTIZATION OF THE	415,417	356,261
14	+ (-) NET INCREASE (DECREASE) IN RESERVE FOR AND SENIORITY BONUS	0	0
15	+ (-) NET LOSS (PROFIT) IN	125,757	348,756
16	+ (-) NET LOSS (PROFIT) BY UPDATING LIABILITIES AND ASSETS	(154,414)	(234,655)
17	+ (-) OTHER	75,507	(26,046)
40	+ (-) ENTRIES APPLIED TO RESULTS THAT DO NOT REQUIRE THE USE	0	0
4	FLOW DERIVED FROM CHANGES IN THE WORKING CAPITAL	(30,698)	128,329
18	+ (-) NET INCREASE (DECREASE) IN ACCOUNTS COLLECTIBLE	(120,873)	(68,779)
19	+ (-) NET INCREASE (DECREASE) IN	13,158	(2,920)
20	+ (-) NET INCREASE (DECREASE) IN OTHER COLLECTIBLES AND OTHER ASSETS	44,875	(53,605)
21	+ (-) NET INCREASE (DECREASE) IN	75,481	110,503
22	+ (-) NET INCREASE (DECREASE) IN OTHERS	(43,339)	143,130
6	FLOW DERIVED BY OTHER FINANCING (NOT ITS OWN)	(122,205)	(73,779)
23	+ BANK AND STOCK EXCHANGE FINANCING AT TERM	0	0
24	+ BANK AND STOCK EXCHANGE FINANCING AT TERM	2,963,863	2,358,206
25	+ DIVIDENDS	0	0
26	+ OTHERS	0	0

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF CHANGES IN THE FINANCIAL SITUATION

ITEMIZING OF MAIN CONCEPTS

(Thousands of Pesos)

Final Report

REF C	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
27	(-) FINANCING AMORTIZATION	(3,086,068)	(2,431,985)
28	(-) FINANCING AMORTIZATION	0	0
29	AMORTIZATION OF OTHERS	0	0
7	FLOW DERIVED FROM ITS OWN FINANCING	(109,130)	1,025
30	+ (-) NET INCREASE (DECREASE) IN SOCIAL	(8,081)	1,025
31	(-) DIVIDENDS	(62,285)	0
32	+ BONUS IN SALE OF	(34,330)	0
33	+ PROVISION FOR FUTURE INCREASES IN CAPITAL	(4,434)	0
9	RESOURCES GENERATED (USED) IN INVESTMENT ACTIVITIES	(389,495)	(476,612)
34	+ (-) NET INCREASE (DECREASE) IN ACCRUED PERMANENT INVESTMENTS	(22,825)	(53,328)
35	(-) ACQUISITION OF REAL ESTATE, PLANT AND	(156,991)	(366,627)
36	(-) INCREASE IN CONSTRUCTIONS IN	62,106	66,855
37	+ SALES OF OTHER INVESTMENTS WITH PERMANENT	0	0
38	+ SALES OF FIXED ASSETS	0	0
39	+ (-) OTHERS	(271,785)	(123,512)

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

Final Report

REF P	CONCEPTS	TRIMESTER CURRENT YEAR	TRIMESTER PREVIOUS YEAR
	YIELD		
1	NET RESULTS TO NET SALES	3.71%	1.89%
2	NET RESULTS TO SHAREHOLDERS' EQUITY	4.02%	1.76%
3	NET RESULTS TO TOTAL ASSETS	1.45%	0.70%
4	DIVIDENDS IN CASH TO NET RESULTS OF PREVIOUS EXERCISE	0.00%	0.00%
5	RESULT PER MONETARY POSITION TO NET RESULT	95.99%	278.57%
	ACTIVITY		
6	NET SALES TO TOTAL ASSETS (**)	0.39 times	0.37 times
7	NET SALES TO FIXED ASSETS (**)	0.52 times	0.48 times
8	ROTATION OF INVENTORIES (**)	9.69 times	6.96 times
9	DAYS OF SALES COLLECTIBLE	46 days	39 days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST	7.80%	8.34%
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.49%	58.28%
12	TOTAL LIABILITIES TO SHAREHOLDERS' EQUITY	1.41 times	1.40 times
13	LIABILITIES IN FOREIGN CURRENCY TO TOTAL LIABILITIES	32.65%	48.67%
14	LONG TERM LIABILITIES TO FIXED ASSETS	43.80%	39.97%
15	RESULT OF OPERATION TO INTERESTS PAID	1.79 times	1.77 times
16	NET SALES TO TOTAL LIABILITIES**	0.67 times	0.64 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.85 times	0.80 times
18	CURRENT ASSETS MINUS CURRENT INVENTORIES	0.62 times	0.54 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.19 times	0.21 times
20	ASSETS AVAILABLE TO CURRENT LIABILITIES	16.40%	16.88%

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

Final Report

REF P	CONCEPTS	TRIMESTER CURRENT YEAR	TRIMESTER PREVIOUS YEAR
	STATEMENT OF CHANGES		
21	FLOW DERIVED FROM NET RESULTS TO NET	15.52%	12.51%
22	FLOW DERIVED FROM CHANGES IN THE WORKING CAPITAL TO NET SALES	(0.78)%	3.29%
23	RESOURCES GENERATED (USED) BY OPERATION TO INTERESTS PAID	1.92 times	1.86 times
24	OUTER FINANCING TO RESOURCES (PROFITS) BY FINANCING	52.83%	101.41%
25	OWN FINANCING TO RESOURCES (PROFITS) BY FINANCING	47.17%	(1.41)%
26	ACQUISITION OF REAL ESTATE, PLANT AND EQUIPMENT TO RESOURCES GENERATED (USED) IN INVESTMENT ACTIVITIES.	40.31%	76.92%

(**) INFORMATION ON THE LAST TWELVE MONTHS.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Report

REF D	CONCEPTS	TRIMESTER CURRENT YEAR	TRIMESTER PREVIOUS YEAR
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ .25	$ .11
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ .00	$ .00
3	DILUTED PROFIT PER SHARE (**)	$ .00	$ .00
4	CONTINUOUS OPERATION PROFIT PER ORDINARY SHARE (UOCPA) (**)	$ 1.13	$ 1.17
5	EFFECT OF DISCONTINUED OPERATIONS ON UOCPA (**)	$ .00	$ .00
6	EFFECT OF EXTRAORDINARY RESULTS ON UOCPA (**)	$ .00	$ .00
7	EFFECT OF CHANGE OF ACCOUNTING PRINCIPLES ON UOCPA (**)	$ .00	$ .00
8	VALUE IN BOOKS PER SHARE	$ 6.19	$ 6.47
9	ACCRUED DIVIDEND IN CASH PER SHARE	$ .00	$ .00
10	DIVIDEND IN SHARES PER SHARE	.00 shares	.00 shares
11	MARKET PRICE (LAST) TO BOOK VALUE	.90 times	.70 times
12	MARKET PRICE (LAST) TO BASIC PER ORDINARY SHARE (**)	22.20 times	39.68 times
13	MARKET PRICE (LAST) TO BASIC PER PREFERENCE SHARE (**)	.00 times	.00 times

(**) INFORMATION ON THE LAST TWELVE MONTHS.

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

COMMENTS AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATION AND FINANCIAL SITUATION OF THE COMPANY
CONSOLIDATED RESULTS
ATTACHMENT 1

Final Report

The fourth trimester of the year 2003 marked for Grupo Posadas the beginning of a new stage in the manner of operating our hotels. With the launching of two new products, Revenew and Conectum, Posadas is seeking to reinforce its leadership as a hotel operator through the use of state of the art technology, creating competitive advantages focused on improving the profitability of the hotels operated by the company.

Revenew is a process that maximizes the income of a hotel through a better knowledge of the demand. It rationalizes the use of the inventory of rooms using the Posadas Central Inventory, which is a set of tools that support the processes of sales, distribution and revenue management in real time, using the state of the art business solutions.

Conectum is a center for the processing of accounting and administrative transactions. It is supported on a specialized technological platform which improves productivity and capitalizes the benefits of the economies on

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

scale, thus increasing the margins of profitability of the hotels.

The implementation of these two new products releases the hotel managers in great measure from their administrative functions and enables them to focus on their priority activity, which is that of continuing to offer a competitive service.

Results from the 4th trimester 2003

During the trimester we continued maintaining the growth rate which has characterized us during the last years with the opening of four new hotels: a Fiesta Americana in Qurétaro, two Fiesta Inn (in Celaya and Culiacán) and a Caesar Business in Belo Horizonte, Brazil. With these additions, a total of ten openings were made this year. Besides, contracts were signed to make sure that in the next years we shall continue opening hotels in a continuous manner.

In the middle of a difficult economic environment and a greater competition, the consolidated income in the trimester increased 2%, mainly supported by the strong dynamics of the

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

COMMENTS AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATION AND FINANCIAL SITUATION OF THE COMPANY
CONSOLIDATED RESULTS
ATTACHMENT 1

Final Report

sales in the Vacation Club, which has become one of our main channels of distribution, as well as a vehicle to be able to move the room inventory. With the knowledge we now have in the manner of operating this business, we think that in the future it will continue being an important source of flow for the company. In conclusion, this is an additional competitive advantage.

Likewise, in 2003 we made progress in the control of costs. The increase in the levels of efficiency at the hotels and in the corporation have brought better margins. In this trimester in particular, the operation margins and the EBITDA showed an improvement with respect to the same trimester in 2002, which brought an increase in the operation profits and an EBITDA of 5% and 4%, respectively.

It is important to note that the updating of the results of the operations abroad corresponding to 2002 to pesos at the closing of 2003 reflect an inflation of 10.4% and of 3.6% observed in the year 2003 in Brazil and Argentina, respectively. In addition to the above, the updating takes

into consideration a devaluation of 32% of the peso against the real from Brazil and of 16% against the peso in Argentina, as well as a depreciation of 7.6% of the peso with respect to the dollar.

Our own Hotels

The environment of low interest rates prevailing throughout the last years has been an incentive for the investment in real estate, thus increasing the hotel offer. The above, together with the slow growth of the economy and therefore of the demand for rooms, has caused a decrease in the rates and in the occupation in certain cities, especially in the north of the country (Monterrey, Saltillo, Chihuahua).

The results of the hotels of this region are closely linked to the performance of the Mexican and United States economy and specifically to certain industries such as the automobile and the in-bond industries. The technological investments mentioned before place our hotels in a favorable position once the effects of the economic recovery begin to show in the United States and in Mexico.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

COMMENTS AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATION AND FINANCIAL SITUATION OF THE COMPANY
CONSOLIDATED RESULTS
ATTACHMENT 1

Final Report

In the seaside hotels we observed in the trimester a mixed behavior. In the hotels in Cancún, where 43% of the seaside rooms are located, the occupation increased almost 4 percent points (pp) and the rate in dollars increased 15%. In this sense, we have begun to see the fruits of the remodeling made in the hotel Fiesta Americana Condesa Cancún, which favorably repositioned it to capture the groups and convention segment. On the other hand, in Los Cabos, we observe an increase of 4 percent points in the occupation of the hotel FA Grand encouraged also by a greater proportion of groups in the business complex.

On the contrary, the greater competition for Mexican tourism in cities that were previously not accessible to that segment, such as Cancún and Los Cabos, has impacted the traditional destinations such as Acapulco.

Administration

The ten openings achieved this year, in addition to the expense rationalization efforts in the areas of service to the hotels that form this division, made in early 2003,

enabled the generation of important economies of scale. The margin of this division went from 25.7% to 30.2 in the trimester and from 31.3% to 46.9% in the year.

Financial Results

In the year 2003 we continued strengthening our financial situation. We closed the year with a net debt of %325 million dollars, U.S. Currency, seventeen million dollars less than the figure for 2002. With this, the net debt index to EBITDA went from 4.1 times at the closing of 2002 to 3.8 times in December 2003. In addition to this, the coverage of interests went from 2.6 to 3.1 times during the same period, as a consequence of maintaining the generation and of a decrease of 1.3 percent points in the cost of the debt.

In relation to the net profits, it is important to note that it was impacted by the recording of the pre-operation costs of the hotels FI Insurgentes, FI Culiacán and FI Historic Center which, after the C-8 bulletin (intangible assets) came into effect, must now be considered as an expense for that period, whereas previously they were amortized once the hotel started its operations.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
CONSOLIDATED RESULTS
ATTACHMENT 3

Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% OWNED	TOTAL SUM (Thousands of pesos) Purchase Cost	Current Value
SUBSIDIARY COMPANIES						
1	INMOBILIARIA HOTELERA POSADAS, S.A.DE C.V.	SHARE HOLDER	1	99.99	2,671.642	4,185,976
2	POSADAS DE MEXICO, S.A. DE C.V.	HOTEL MANAGE-MENT	1	99.99	96,947	1,129,651
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE COMPANY	1	99.99	84,073	343,976
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE	1	99.00	257,297	132,644
5	FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	REAL ESTATE	1	51.00	52,564	206,649
6	INVERSIONES LAS POSADAS 4500 C.A.	REAL ESTATE	1	99.00	47,834	95,480
7	POSADAS USA, INC.	HOTEL MANAGE-MENT	1	99.00	34,563	81,888
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	8,929	14,038
9	COMPAÑÍA PROVEEDORA HOTELERA, S.A. DE C.V.	ARTICLE DISTRIBU-TION	1	99.00	9,889	9,335
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	REAL ESTATE	1	75.00	188	277

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
CONSOLIDATED RESULTS
ATTACHMENT 3

Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% OWNED	TOTAL SUM (Thousands of pesos)	
					Purchase Cost	Current Value
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING & SUPER-VISION	1	99.00	12,180	(2,079)
12	OTHER SUBSIDIARIES (4) (NO. OF SUBSIDIARIES)	PROJECT PLANNING & SUPER-VISION	1	0.00	75,875	(31,828)
TOTAL INVESTMENTS IN SUBSIDIARIES					3,351,981	6,166,007
ASSOCIATED COMPANIES						
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATOR	7,500	25.00	3,800	17,190
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATOR	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DO TURISMO DO MUNICIPIO DO RIO JANEIRO	HOTEL OPERATOR	24,551,107	1.91	0	3,437
4	TURISRIO COMPANHIA DO TURISMO DO ESTADO DO RIO JA	HOTEL OPERATOR	1,648,071	0.49	0	95
5	OTHER ASSOCIATED COMPANIES (4) (NO. OF ASSOCIATES)	HOTEL OPERATOR	1	0.00	65	2,360
TOTAL INVESTMENTS IN ASSOCIATED COMPANIES					3,968	27,823
OTHER PERMANENT INVESTMENTS						80,852
TOTAL						6,274,682

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

SUPPLEMENTARY NOTES TO THE FINANCING INFORMATION (1) CONSOLIDATED RESULTS ATTACHMENT 2

Final Report

Principal accounting policies:

The accounting policies followed by the company are in accordance with the accounting principles generally accepted in Mexico, which requires that the administration make certain estimates and use certain assumptions to determine the valuation of some of the individual entries of the consolidated financial statements and to carry out the disclosures that are required in them. Even though they may differ from their final effect, the Administration considers that the estimates and assumptions used were the adequate ones under the circumstances. The principal policies followed by the company are the following:

a. Consideration of the inflation effects in the financial information

The company updates all of the consolidated financial statements in terms of the purchasing power of the currency at the end of the last exercise, thus taking into consideration the inflation effects. The financial

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

statements of the previous year have been updated to the exchange rate of the last closure and their figures differ from the ones originally presented at the currency rate of the corresponding year. Consequently, the figures of the consolidated financial statements are comparable among themselves and with those of the previous year, since they are all expressed in the same currency.

b. Liquid Assets

The liquid assets are mainly represented by valuables negotiable in the money market, registered at their market value.

c. Inventories and operation costs

The inventories and their cost are valued at average costs which, due to their high rotation, resemble the replacement cost.

d. Inventory and real estate development

The vacation club intervals are recorded at their cost of purchase, development and construction, which is normally in U.S. dollars, and is updated based on the sliding factor of

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

SUPPLEMENTARY NOTES TO THE
FINANCING INFORMATION (1)
CONSOLIDATED RESULTS
ATTACHMENT 2

Final Report

the Mexican peso against the U.S. dollar, with the purpose of showing values in accordance with the current situation of the real estate sector.

The vacation club intervals recorded at long term correspond to the cost of the hotel building Fiesta Americana Cancún, which is being remodeled to provide the Vacation Club service.

e. Investment in shares

The investments in shares where the company has a significant influence are recorded applying the participation method, considering the participation in the results and investment of the shareholders of the associated companies.

The investments in shares where the company does not have a significant influence are valued at their cost updated by the National Consumer Price Index (*Indice Nacional de Precios al Consumidor, INPC)*, without exceeding the liquidation value.

f. Property and equipment

The property and equipment in Mexico have been updated applying factors derived from the National Consumer Price

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

Index (INPC). The depreciation is calculated using the straight line method, considering the economic useful life and the residual value determined by expert valuators.

The property and equipment of the subsidiary companies located in other countries are expressed at their historic cost updated with the National Consumer Price Index of the country of origin and converted to Mexican pesos at the rate of exchange at the closing of the exercise.

The cost of improvements, remodeling and replacements is capitalized and is amortized in a period of three to five years. The costs of minor repairs and the maintenance are charged to the results whenever they occur.

g. Labor obligations

In accordance with the provisions of the Federal Labor Law, the Mexican companies have obligations for the concepts of indemnifications and seniority bonuses that must be paid to employees who stop working under certain circumstances. In addition to the above, the company has a pension plan to cover the retirement of its executives.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

SUPPLEMENTARY NOTES TO THE FINANCING INFORMATION (1) CONSOLIDATED RESULTS ATTACHMENT 2

Final Report

The policy of the company is to charge the payments due to indemnifications to the results of the exercise in which they are paid, and as to the seniority bonus and the pension plan, the company records the corresponding passive as it is earned, in accordance with the actuarial calculations based on the projected unit credit method, using actual interest rates. Therefore, the net liability is being provided for, which, at the current value, covers the obligation for projected benefits to the estimated date of retirement of the set of employees as a whole who work for the company.

In relation to the companies in other countries, there are no important labor commitments.

h. **Income tax, tax on assets and profit sharing**

The provisions for the income tax (ISR) and profit sharing (PTU) are recorded in the results of the year in which they are caused, also considering the deferred income tax, which arises from the temporary differences resulting from the comparison of accounting and fiscal values of the assets and liabilities and, if any, the benefit of the fiscal losses to

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

be amortized. The deferred income tax asset is recorded only when there is a high probability of recovering it. Also taken into consideration is the deferred profit sharing arising from the temporary differences between the accounting result and the taxable income, only when it can be reasonably presumed that they will cause a liability or a benefit and if there is no indication that this situation will change in such a way that the liabilities or benefits would not materialize.

The tax on assets, which has been paid and is expected to be recovered, is recorded as an advance payment of the income tax and is presented in the general balance sheet decreasing the liabilities by the deferred income tax.

i. **Accrued result from updating**

It is formed mainly by the result of conversion of the subsidiary companies in other countries and by the result due to owning non-monetary assets of previous years and their corresponding updating.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

j. **Consideration of income**

The income obtained by the hotel operation and management is considered upon rendering the service. The income from the operation of the Vacation Club is considered when the contract has been formalized and the corresponding down payment has been collected.

k. **Integral financing cost**

The integral financing cost includes all of the income concepts or financial expenses such as interests, exchange rate results, results of future contracts of foreign currency and stock exchange, results from updating the Investment Units (UDIs) and the profit due to monetary position, as they occur or as they are earned.

The transactions in foreign currency are recorded at the rate of exchange in effect on the date of the operation and the assets and liabilities in foreign currency are adjusted to the exchange rate in effect at the closure of the exercise.

The profits from monetary position represent the effect of inflation in the purchasing power of the monetary entries and

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

are determined by applying the factor derived from the National Consumer Price Index to the net monetary liabilities at the beginning of each month, and updating it at the closure of the exercise with the corresponding factor.

l. Other business

Other businesses include, mainly , the income, direct costs and operation expenses of the subsidiary companies, the activity of which is the sale of intervals of the Vacation Club, as well as the sale of villas, residential lots, the commercialization of operation equipment for hotels, the coordination and supervision of works and the operation of travel agencies.

m. Majority profit per share

The majority profit per share is determined by dividing the majority profits by the weighted average of ordinary shares in circulation.

The dilute majority profit per share is determined by:

---

(1) adding the interests and the exchange rate fluctuation attributable to the convertible credits and document to the majority profit per share, and

(2) adding to the weighted average of shares in circulation, the weighted average of the debentures of the term in circulation, converted to shares based on the conversion coefficient established in the contracts of emission of convertible credits and documents.

n. Consolidated Statements of Changes in the Financial Situation

The consolidated statements of changes in the financial situation present the changes in constant currency, parting from the financial situation at the closing of the previous year, updated to currency of the closing of the last exercise.

o. Integral Result

The integral result is composed of the net profits of the exercise and the entries that represent a profit or a loss,

which, according to the specific provisions, are presented directly in the investment of the shareholders, such as the result of owning non-monetary assets.

p. **Derived financial instruments**

The Company records as assets and liabilities all of the effects of the derived financial instruments that are contracted. The derived financial instruments will affect the assets or liabilities or the corresponding transactions or risks when they occur.

q. **Financial instruments**

The calculation of the reasonable value of the financial instruments of the company has been determined based on the information available in the market. The value of the cash and of the liquid valuables, accounts collectible and accounts payable correspond to their reasonable value due to the fact that the expiration date of these entries is at a short term. The documents collectible at a long term and the bank loans and long term debt cause interests at a variable

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

rate, and therefore the value in books of these liabilities corresponds to their reasonable value.

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
CONSOLIDATED RESULTS
ATTACHMENT 3

Final Report

NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos)	
				Purchase Cost	Current Value (3)

OBSERVATIONS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
CONSOLIDATED RESULTS
ATTACHMENT 3

Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos)	
					Purchase Cost	Current Value (3)
SUBSIDIARY COMPANIES						
1	INMOBILIARIA HOTELERA POSADAS, S.A.DE C.V.	SHARE HOLDER	1	99.99	2,671.642	4,185,976
2	POSADAS DE MEXICO, S.A. DE C.V.	HOTEL MANAGE-MENT	1	99.99	96,947	1,129,651
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE COMPANY	1	99.99	84,073	343,976
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE	1	99.00	257,297	132,644
5	FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	REAL ESTATE	1	51.00	52,564	206,649
6	INVERSIONES LAS POSADAS 4500 C.A.	REAL ESTATE	1	99.00	47,834	95,480
7	POSADAS USA, INC.	HOTEL MANAGE-MENT	1	99.00	34,563	81,888
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	8,929	14,038
9	COMPAÑÍA PROVEEDORA HOTELERA, S.A. DE C.V.	ARTICLE DISTRIBU-TION	1	99.00	9,889	9,335
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	REAL ESTATE	1	75.00	188	277

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
CONSOLIDATED RESULTS
ATTACHMENT 3

Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos)	
					Purchase Cost	Current Value (3)
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING & SUPER-VISION	1	99.00	12,180	(2,079)
12	OTHER SUBSIDIARIES (4) (NO. OF SUBSIDIARIES)	PROJECT PLANNING & SUPER-VISION	1	0.00	75,875	(31,828)
TOTAL INVESTMENTS IN SUBSIDIARIES					3,351,981	6,166,007
ASSOCIATED COMPANIES						
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATOR	7,500	25.00	3,800	17,190
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATOR	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DO TURISMO DO MUNICIPIO DO RIO JANEIRO	HOTEL OPERATOR	24,551,107	1.91	0	3,437
4	TURISRIO COMPANHIA DO TURISMO DO ESTADO DO RIO JA	HOTEL OPERATOR	1,648,071	0.49	0	95
5	OTHER ASSOCIATED COMPANIES (4) (NO. OF ASSOCIATES)	HOTEL OPERATOR	1	0.00	65	2,360
TOTAL INVESTMENTS IN ASSOCIATED COMPANIES					3,968	27,823
OTHER PERMANENT INVESTMENTS						80,852
TOTAL						6,274,682

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
CONSOLIDATED RESULTS
ATTACHMENT 3

Final Report

NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos)	
				Purchase Cost	Current Value (3)

OBSERVATIONS					

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

POSITION IN FOREIGN CURRENCY
(Thousands of Pesos)
CONSOLIDATED Final Report

BALANCE	DOLLARS (1)		OTHER CURRENCY (1)		TOTAL (THOUSANDS OF PESOS)
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	53,488	597,008	98,216	228,310	825,318
LIABILITIES	42,857	1,813,201	9,361	105,195	1,918,396
	29,685		9,361	105,195	438,770
	13,172		0	0	1,479,626
NET BALANCE	10,631	(1,216,193)	88,855	123,115	(1,093,078)

OBSERVATIONS

(1) EXCHANGE RATE 11.2372 PER U.S. DOLLAR

(2) INCLUDES SUBSIDIARIES ABROAD

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

INTEGRATION AND CALCULATION OF RESULT BY MONETARY POSITION (1)
(Thousands of Pesos)
CONSOLIDATED

Final Report

ATTACHMENT 7

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	MONETARY POSITION (ASSETS) LIAB.	MONTHLY INFLATION	MONTHLY EFFECT (ASSETS) LIAB.
JANUARY	894,099	4,392,150	3,498,051	0.40	13,992
FEBRUARY	902,930	4,213,269	3,310,339	0.28	9,269
MARCH	1,092,576	4,374,696	3,282,120	0.63	20,677
APRIL	1,149,061	4,298,491	3,149,430	0.17	5,354
MAY	1,081,471	4,152,961	3,071,490	(0.32)	(9,829)
JUNE	1,359,418	4,432,933	3,073,515	0.08	2,459
JULY	1,074,870	4,125,507	3,050,637	0.14	4,271
AUGUST	1,137,772	4,193,625	3,055,853	0.30	9,168
SEPTEMBER	1,220,996	4,338,525	3,117,529	0.60	18,705
OCTOBER	1,199,574	4,319,410	3,119,836	0.38	11,855
NOVEMBER	1,265,747	4,575,452	3,309,705	0.83	27,471
DECEMBER	1,284,681	4,660,067	3,375,386	0.43	14,514
UPDATING	0	0	0	0.00	2,587
CAPITALIZATION	0	0	0	0.00	0
FOREIGN COMPANIES	0	0	0	0.00	9,019
OTHER	0	0	0	0.00	0
TOTAL					139,512

OBSERVATIONS

THE ENTRY "FOREIGN COMPANIES" INCLUDES THE RESULT BY MONETARY POSITION OF COMPANIES LOCATED IN THE U.S.A., BRAZIL AND ARGENTINA THROUGH THE APPLICATION OF THE B-15 BULLETIN.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

DEBENTURES, MEDIUM TERM PROMISSORY NOTES AND/OR COVENANTS REGISTERED IN THE STOCK EXCHANGE CONSOLIDATED

ATTACHMENT 8

Final Report

FINANCIAL LIMITATIONS AS PER EMISSION AND/OR TITLE
DOES NOT APPLY

CURRENT SITUATION OF THE FINANCIAL LIMITATIONS
DOES NOT APPLY

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

PLANTS. COMMERCIAL CENTERS, DISTRIBUTION CENTERS AND/OR SERVICE CENTERS

CONSOLIDATED

ATTACHMENT 9

Final Report

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY	% OF UTILIZATION
CAESAR PARK HOTELS	GRAND TOURISM HOTELS	771,783	50
FIESTA AMERICANA HOTELS	GRAND TOURISM AND FIVE STAR HOTELS	4,582,687	58
FIESTA INN HOTELS	FOUR STAR BUSINESS CLASS HOTELS	1,344,788	61
HOLIDAY INN HOTELS	FOUR STAR HOTELS	158,038	69
THE EXPLOREAN HOTELS	FIVE STAR ADVENTURE HOTELS	17,952	19

OBSERVATIONS

CAESAR PARK HOTELS, LOCATED IN BRAZIL (1) AND IN ARGENTINA (1)
FIESTA AMERICANA HOTELS, LOCATED IN THE REPUBLIC OF MEXICO (10)
FIESTA INN HOTELS, LOCATED IN THE REPUBLIC OF MEXICO (15)
HOLIDAY INN HOTELS, LOCATED IN THE U.S.A. (4)
THE EXPLOREAN HOTELS, LOCATED IN THE REPUBLIC OF MEXICO (2)

THE HOTELS INDICATED ABOVE ARE OWNED BY THE COMPANY, IN WHICH THE COMPANY HAS THE EFFECTIVE CONTROL OF THE MANAGEMENT.

THE INSTALLED CAPACITY IS REPRESENTED BY THE NET REPLACEMENT VALUE AND THE PERCENTAGE CORRESPONDING TO ITS LEVEL OF UTILIZATION.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

DIRECT RAW MATERIALS

CONSOLIDATED

ATTACHMENT 10

Final Report

MEXICAN	PRINCIPAL SUPPLIERS	IMPORTED	PRINCIPAL SUPPLIERS	MEXICAN SUBSTITUTE	% TOTAL PRODUCTION COST
DOES NOT APPLY					

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

TRIMESTRE: 4 YEAR 2003

SALES DISTRIBUTION PER PRODUCT

CONSOLIDATED

ATTACHMENT 11

MEXICAN SALES

Last Report

PRINCIPAL PRODUCTS OR PRODUCT LINE	TOTAL PRODUCTION		SALES		% MARKET SHARE	PRINCIPAL	
	VOLUME	SUM	VOLUME	SUM		BRANDS	CLIENTS
HOTEL OPERATION				3,366,191		FIESTA AMERICANA, FIESTA INN, THE EXPLOREAN	PUBLIC IN GENERAL
TOTAL				3,366,191			

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

TRIMESTRE: 4 YEAR 2003

SALES DISTRIBUTION PER PRODUCT

CONSOLIDATED

ATTACHMENT 11

MEXICAN SALES

Last Report

PRINCIPAL PRODUCTS OR PRODUCT LINE	TOTAL PRODUCTION		SALES		DESTINATION	PRINCIPAL	
	VOLUME	SUM	VOLUME	SUM		BRANDS	CLIENTS
HOTEL OPERATION				549,901		CAESAR PARK HOLIDAY INN	PUBLIC IN GENERAL
TOTAL				549,901			

OBSERVATIONS

PERITO TRADUCTOR AUTORIZADO
WILLY DE WINTER

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

COMPOSITION OF THE PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

CONSOLIDATED

Final Report

	VALUE $	COUPON IN EFFECT	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	
A		0	382,854,015		382,854,015		382,721	
L		0	107,934,962			107,934,962	107.935	
TOTAL			490,788,977	0	382,854,015	107,934,962	490,656	0

TOTAL NUMBER OF SHARES THAT REPRESENT THE CAPITAL STOCK PAID TO THE DATE OF SENDING THIS INFORMATION: 490,788,977

PROPORTION OF SHARES PER:

CPO's: 7.26% SERIES A

T. VINC.: 0
ADR's: 0.01% SERIES A, 0.04% SERIES L
GDR's: 0
ADS's: 0
GDS's: 0

COMPANY'S OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE	MARKET PRICE TO TRIMESTER
A	3	.18000	.55000

OBSERVATIONS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

PROJECT INFORMATION

(PROJECT, SUM EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED

ATTACHMENT 13

Final Report

THE COMPANY DEVELOPMENT PLAN FOR THE NEXT 24 MONTHS CURRENTLY CONTEMPLATES THE OPENING OF 28 NEW HOTELS FOCUSING ON FIESTA INN AND CAESAR BUSINESS. SEVENTEEN OF THESE HOTELS ARE ALREADY UNDER CONSTRUCTION.

THE TOTAL INVESTMENT CALCULATED FOR THIS DEVELOPMENT PLAN IS APPROXIMATELY US$430,000,000 (FOUR HUNDRED AND THIRTY MILLION DOLLARS, UNITED STATES CURRENCY), OF WHICH POSADAS WILL CONTRIBUTE APPROXIMATELY 7.1% (SEVEN POINT ONE PERCENT)AND THE REST WILL BE AN INVESTMENT BY THIRD PARTIES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND
CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED

ATTACHMENT 14

Final Report

THE FINANCIAL STATEMENTS OF THE SUBSIDIARY COMPANIES OUTSIDE MEXICO THAT HAVE AN INDEPENDENT OPERATION ARE UPDATED WITH THE INFLATION INDEX OF THE CORRESPONDING COUNTRY AND ARE CONVERTED AT THE EXCHANGE RATE IN EFFECT ON THE CLOSING OF THE LAST MONTH REPORTED, FOR THE INFORMATION OF THE CURRENT YEAR AS WELL AS FOR THAT OF PREVIOUS YEARS. IN THIS MANNER, COMPARABLE INFORMATION CAN BE OBTAINED CONSIDERING THE FUNCTIONAL CURRENCY OF EACH COUNTRY WHERE THE COMPANY OPERATES. THEREFORE, THE FIGURES OF THE FINANCIAL STATEMENTS OF PREVIOUS YEARS DIFFER FROM THOSE ORIGINALLY PRESENTED.
OUT OF THE TOTAL OPERATIONS OF THE COMPANY, 83% (EIGHTY-THREE PER CENT) COMES FROM MEXICAN COMPANIES, 8% (EIGHT PERCENT) FROM BRAZIL, 7% (SEVEN PERCENT) FROM THE UNITED STATES AND 2% (TWO PERCENT) FROM ARGENTINA
THE EXCHANGE RATES USED TO CONVERT THEIR FINANCIAL STATEMENTS TO MEXICAN PESOS AT THE CLOSURE OF DECEMBER 2003 WERE THE FOLLOWING:

BRAZILIAN REAL -- MEXICAN PESO	3.8894
U.S. DOLLAR -- MEXICAN PESO	11.2372
ARGENTINA PESO -- MEXICAN PESO	3.8081

PERITO TRADUCTOR WILLY DE WINTER

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

DECLARATION FROM THE OFFICERS OF THE INSTITUTION RESPONSIBLE FOR THE INFORMATION

WE, THE UNDERSIGNED, DECLARE UNDER OATH OF SAYING THE TRUTH THAT, AS PART OF OUR RESPECTIVE FUNCTIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUING COMPANY CONTAINED IN THIS TRIMESTER REPORT WHICH, TO OUR KNOWLEDGE AND UNDERSTANDING, REASONABLY REFLECTS ITS SITUATION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR FALSELY STATED IN THIS TRIMESTER REPORT OR THAT THIS REPORT CONTAINS INFORMATION THAT MAY LEAD THE INVESTORS TO ERROR.

MANUEL BORJA CHICO	**FERNANDO LÓPEZ VÁZQUEZ**
VICE-PRESIDENT FINANCES	**ADMINISTRATIVE DIRECTOR**

MEXICO, D.F., FEBRUARY 18th, 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 4 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
72	WORKING CAPITAL	(206,577)	(306,980)
73	FUND FOR PENSIONS AND BONUS	10,262	7,671
74	NUMBER OF OFFICERS	191	192
75	NUMBER OF EMPLOYEES	2,684	2,796
76	NUMBER OF BLUE-COLLAR WORKERS (*)	3,557	3,404
77	NUMBER OF SHARES IN CIRCULATION	490,788,685	498,758,727
78	NUMBER OF REPURCHASED SHARES	1,257,685	1,369,185

(*) DATA IN UNITS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

B 1

LOCATION AND DATE:
MEXICO CITY, NOVEMBER 4, 2003

COMPANY:
GRUPO POSADAS, S.A. DE C.V.

TICKER:
POSADAS

MATTER:
MOVEMENT OF 66,874,800 SERIES A SHARES DATED NOVEMBER 4, 2003

RELEVANT EVENT:
THE COMPANY HAS NO RELEVANT EVENTS TO REPORT

(2)

LOCATION AND DATE:
MEXICO CITY, NOVEMBER 5, 2003

COMPANY:
GRUPO POSADAS, S.A. DE C.V.

TICKER:
POSADAS

MATTER:
MOVEMENT OF 26,738,000 SERIES L SHARES DATED NOVEMBER 5, 2003

RELEVANT EVENT:
THE COMPANY HAS NO RELEVANT EVENTS TO REPORT

(3)

LOCATION AND DATE:
MEXICO CITY, DECEMBER 26, 2003

COMPANY:
GRUPO POSADAS, S.A. DE C.V.

TICKER:
POSADAS

MATTER:
MOVEMENT OF GRUPO POSADAS SHARES

RELEVANT EVENT:
GRUPO POSADAS REPORTS THAT THE MOVEMENT OF 4,696,000 SHARES OCCURING ON DECEMBER 26, 2003 COMPLIES WITH THE FUNDING INTENDED FOR GRUPO POSADA, S.A. DE C.V.'S EXECUTIVE PLAN

(9)

LOCATION AND DATE:
MEXICO CITY, DECEMBER 29, 2003

COMPANY:
GRUPO POSADAS, S.A. DE C.V.

TICKER:
POSADAS

MATTER:
MOVEMENT OF GRUPO POSADAS SHARES

RELEVANT EVENT:
GRUPO POSADAS REPORTS THAT THE MOVEMENT OF 1,782,600 SERIES A SHARES AND 965,000 SERIES L SHARES OCCURING ON DECEMBER 29, 2003 COMPLIES WITH THE FUNDING INTENDED FOR GRUPO POSADA, S.A. DE C.V.'S EXECUTIVE SHARES PLAN